

U.S. Securities and Exchange Commission
Division of Investment Management

May 22, 2025

VIA E-mail

Rajib Chanda, Esq. and Steven Grigoriou, Esq.
Simpson Thacher & Bartlett LLP
900 G Street NW
Washington, DC 20001

      Re: Audax Private Credit Fund, LLC
           File No. 000-56739

Dear Mr. Chanda and Mr. Grigoriou:

On April 23, 2025, you filed a registration statement on Form 10 on behalf of Audax Private Credit Fund, LLC (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Fund is voluntarily registering shares of its common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Fund's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Fund chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

REGISTRATION STATEMENT
Risk Factor Summary (page 5)

1. The fourth bullet point under the "Risks Related to Our Portfolio Investments" subheading states that the portfolio "may be concentrated in a limited number of portfolio companies and industries…" Please disclose this concentration focus in the principal investment strategy section, and include in the disclosure the industry or group of industries in which the Fund will concentrate.

Item 1. Business (pages 7-25)

2. The third paragraph under the subheading for "The Fund" on page 7 indicates that the Fund intends to invest primarily in senior secured first lien loans, with minority exposure to second lien loans, subordinated or mezzanine loans, and equity and "similar investments" in privately owned U.S. middle market companies. Please disclose what "similar investments" means in this context.

3. The first sentence in the first paragraph on page 8 describes the Fund's 80% policy. In connection with that disclosure, please:

    a. Add disclosure defining the terms "private credit instruments" and "warrant kickers"; and

    b. Supplementally explain the basis for including "equity" investments in the definition of "Private Credit Investments," or otherwise revise the disclosure.

4. The first paragraph on page 8 indicates that certain derivative instruments will be counted toward the Fund's 80% policy, and that the Fund may invest through "certain synthetic instruments." Please disclose a definition and/or examples of "synthetic instruments," and please specify in the disclosure the specific types of derivatives that will be used as part of the Fund's principal investment strategy.

5. Disclosure in the first paragraph on page 9 discusses the private offerings the Fund expects to conduct following the Conversion Effective Date. Please supplementally confirm and disclose whether the Conversion Effective Date refers to April 23, 2025, when the Fund filed its N-54A.

6. Please also supplementally explain whether the Fund intends to offer shares before effectiveness of the Form 10.

7. Disclosure on page 9 indicates that Initial Members are subject to certain commitments to purchase shares, and states more generally that the Fund "reserves the right to enter into Subscription Agreements that contain terms and conditions not found in the Subscription Agreements entered into with other investors, subject to applicable law…" Please explain to us supplementally:

    a. How having Subscription Agreements with different terms would comply with Section 18 (as modified by Section 61) under the Investment Company Act of 1940 ("Investment Company Act") (*e.g.*, could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends?);

b. Whether different terms in any Subscription Agreements could have a material, negative effect on other Fund investors;

c. Whether the terms of different Subscription Agreements will be disclosed to all Fund investors, and how they will be disclosed, including the timing of such disclosure;

d. Whether the terms of these Subscription Agreements include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

e. Whether the terms of these Subscription Agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

8. The first paragraph on Page 10 under the "Our Adviser" subheading states that Audax Private Debt "will provide the Adviser with a team of investment professionals..." Please explain supplementally to the staff whether there is a resource-sharing agreement in place between the Fund or the Adviser and Audax Private Debt, or any other affiliated entity of the Fund or Adviser. If so, in your response, address:

a. The specific services Audax Private Debt or any other affiliated entity of the Fund or Adviser and its employees will provide on the Adviser's behalf, and why those services do not amount to advisory services provided to the Fund;

b. The extent to which the Adviser will depend on Audax Private Debt or another affiliated entity's personnel;

c. Whether Audax Private Debt or another affiliate's personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940;

d. Whether and what fees are paid to Audax Private Debt or another affiliate and whether or not they are paid pursuant to a resource sharing agreement;

e. Whether Audax Private Debt or other identified affiliates are considered to be fiduciaries with respect to the Fund;

f. Whether the personnel being provided to the Fund are personnel of Audax Private Debt or any of its affiliates, and how these entities are affiliated with the Adviser and Fund (*i.e.*, controlled subsidiaries, wholly or majority owned);

g. The registration status of Audax Private Debt and each identified affiliate.

9. Disclosure on page 13 under the "History of Low Losses" subheading references the aggregate realized loss ratio of Audax Private Debt's senior secured lending strategies. Please supplementally explain how this disclosure is not potentially materially misleading to investors. In responding to this comment, please consider the following:

a. Are the strategies, objectives, and/or policies for the Audax Private Debt senior secured lending strategies substantially similar to the Fund's? Are there any material differences that have not been disclosed?

b. How did the Fund consider that it was appropriate to present performance information about the aggregate realized loss ratio for the Audax Private Debt senior secured lending strategies, as opposed to other metrics and other strategies? For example, did other Audax Private Debt strategies have higher realized loss ratios during the same time period?

    c.   How did the Fund determine that it was not appropriate to present information about other relevant strategies with unrealized gains or realized losses?

10. Disclosure starting on page 19 discusses the Incentive Fee. Please include in disclosure numeric examples and a graphical representation demonstrating the operation of the Incentive Fee.

11. Disclosure on page 23 in the last paragraph under the "Share Repurchase Program" heading references the potential offer to repurchase shares pursuant to a tender offer. Rule 14e-8 under the Exchange Act prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (*i.e.*, quarterly, semi-annually, annually, *etc.*), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made, are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

12. Please include a fee table that complies with Form N-2.

13. Starting on page 25, there is a discussion of various exemptive applications the Fund and Adviser have submitted. Please disclose that there is no guarantee that such relief will be granted, to the extent not already disclosed.

Item 1A. Risk Factors (pages 45-97)

14. Disclosure on page 62 includes a risk factor for "Covenant-Lite Loans." Please reference such loans in the discussion of the Fund's principal strategy, or remove from the principal risk discussion.

15. Disclosure in the second-to-last paragraph on page 64 states "we do not intend to focus our investments in any specific industries," yet disclosure at the end of that sentence, and elsewhere in the filing, states that the portfolio "may be concentrated in a limited number of portfolio companies and industries." Please reconcile these statements to clarify whether the portfolio will be concentrated in a limited number of portfolio companies and industries.

16. Disclosure in the third-to-last paragraph on page 69 indicates that the Fund may utilize instruments such as forwards, currency options and interest rate swaps, caps, collars, and floors to seek to hedge against fluctuations. To the extent any of these instruments will be used as part of the Fund's principal strategy, please disclose such instruments in the discussion of such strategy.

17. Disclosure in the third-to-last paragraph on page 70 references "new regulatory requirements" applicable to OTC derivatives, and indicates that similar changes "are in

the process of being implemented in other major financial markets." Consider revising this discussion if it is outdated.

18. Disclosure on page 96 indicates that the Fund may invest in certain debt and equity investments through taxable subsidiaries. In connection with the use of such subsidiaries, please:

    a. Disclose that any such subsidiary includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

    b. Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary.

    c. Disclose that any investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

    d. Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of the subsidiary, if any.

    e. Disclose any of the subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary.

    f. Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.

    g. Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder, as modified by Section 64.

    h. Confirm that the wholly-owned subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the wholly-owned subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

Item 2. Financial Information

19. Please discuss in your response letter the Fund's method for accounting for offering costs. Please include appropriate U.S. GAAP citations that support the accounting treatment.

20. Please ensure that the Fund will comply with the Exchange Act reporting requirements in filing its first 10-Q or 10-K. After a registrant's first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the

Form 10-Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual Report on Form 10-K is due within 90 days after its fiscal year-end.

Item 5. Directors and Executive Officers (pages 110-115)

21. Please disclose how the Fund determined the independent directors are independent. *See* Item 407(a) of Regulation S-K.

General Comments

22. Response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

23. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

24. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

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We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at (213) 320-8886 or brodskya@sec.gov.

Sincerely,

/s/ Aaron Brodsky

Aaron Brodsky
Attorney-Adviser

cc: Thankam Varghese, Branch Chief
        Michael Spratt, Assistant Director
        Ken Ellington, Staff Accountant